Exhibit 99.1

Description of Certain Governmental and Gaming Regulations

The following is only a summary of the applicable provisions of the New Jersey Casino Control Act (the “Casino Control Act”), the Indiana Riverboat Gambling Act (the “Riverboat Gambling Act”) and certain other laws and regulations. It does not purport to be a full description and is qualified in its entirety by reference to the Casino Control Act, the Riverboat Gambling Act and such other applicable laws and regulations. Capitalized terms used but not defined herein shall have the meanings ascribed to them in our Annual Report on Form 10-K filed in connection herewith.

New Jersey Gaming Regulations

In general, the Casino Control Act and the regulations promulgated thereunder contain detailed provisions concerning, among other things:

•	the granting and renewal of casino licenses;

•	the suitability of the approved hotel facility, and the amount of authorized casino space and gaming units permitted therein;

•	the qualification of natural persons and entities related to the casino licensee;

•	the licensing of certain employees and vendors of casino licensees;

•	the rules of the games;

•	the selling and redeeming of gaming chips;

•	the granting and duration of credit and the enforceability of gaming debts;

•	management control procedures, accounting and cash control methods and reports to gaming agencies;

•	the security standards;

•	the manufacture and distribution of gaming equipment; and

•	the simulcasting of horse races by casino licensees, advertising, entertainment and alcoholic beverages.

Casino Control Commission. The ownership and operation of casino/hotel facilities in Atlantic City are the subject of strict state regulation under the Casino Control Act. The New Jersey Casino Control Commission (the “CCC”), is empowered to regulate a wide spectrum of gaming and non-gaming related activities and to approve the form of ownership and financial structure of not only a casino licensee, but also its entity qualifiers and intermediary and holding companies and any other related entity required to be qualified.

Casino License. In June 2003, the CCC renewed Marina Associates’ license to operate Trump Marina until June 2007.

No casino hotel facility may operate unless the appropriate license and approvals are obtained from the CCC, which has broad discretion with regard to the issuance, renewal, revocation and suspension of such licenses and approvals, which are non-transferable. The qualification criteria with respect to the holder of a casino license include its financial stability, integrity and responsibility; the integrity and adequacy of its financial resources that bear any relation to the casino project; its good character, honesty and integrity; and the sufficiency of its business ability and casino experience to establish the likelihood of a successful, efficient casino operation. The casino license currently held by Marina Associates is renewable for periods of up to five years. The CCC may reopen licensing hearings at any time, and must reopen a licensing hearing at the request of the Division of Gaming Enforcement (the “DGE”).

To be considered financially stable, a licensee must demonstrate the following abilities: to pay winning wagers when due; to achieve an annual gross operating profit; to pay all local, state and federal taxes when due; to make necessary capital and maintenance expenditures to insure that it has a superior first-class facility; and to pay, exchange, refinance or extend debts which will mature or become due and payable during the license term.

In the event a licensee fails to demonstrate financial stability, the CCC may take such action as it deems necessary to fulfill the purposes of the Casino Control Act and protect the public interest, including: issuing conditional licenses, approvals or determinations; establishing an appropriate cure period; imposing reporting requirements; placing restrictions on the transfer of cash or the assumption of liabilities; requiring reasonable reserves or trust accounts; denying licensure; or appointing a conservator.

Pursuant to the Casino Control Act and the regulations and precedent of the CCC, no entity may hold a casino license unless each officer, director, principal employee, person who directly or indirectly holds any beneficial interest or ownership in the licensee, each person who in the opinion of the CCC has the ability to control or elect a majority of the board of directors of the licensee (other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other lien acquired in the ordinary course of business) and any lender, underwriter, agent or employee of the licensee or other person whom the CCC may consider appropriate, obtains and maintains qualification approval from the CCC. Qualification approval means that such person must, but for residence, individually meet the qualification requirements as a casino key employee.

Control Persons. An entity qualifier or intermediary or holding company, such as THCR, THCR Holdings and its subsidiaries is required to register with the CCC and meet the same basic standards for approval as a casino licensee; provided, however, that the CCC, with the concurrence of the Director of the DGE, may waive compliance by a publicly-traded corporate holding company with the requirement that an officer, director, lender, underwriter, agent or employee thereof, or person directly or indirectly holding a beneficial interest or ownership of the securities thereof, individually qualify for approval under casino key employee standards so long as the CCC and the Director of the DGE are, and remain, satisfied that such officer, director, lender, underwriter, agent or employee is not significantly involved in the activities of the casino licensee, or that such security holder does not have the ability to control the publicly-traded corporate holding company or elect one or more of its directors. Persons holding 5.0% or more of the equity securities of such holding company are presumed to have the ability to control the company or elect one or more of its directors and will, unless this presumption is rebutted, be required to individually qualify. Equity securities are defined as any voting stock or any security similar to or convertible into or carrying a right to acquire any security having a direct or indirect participation in the profits of the issuer.

Financial Sources. The CCC may require all financial backers, investors, mortgagees, bond holders and holders of notes or other evidence of indebtedness, either in effect or proposed, which bear any relation to any casino project, including holders of publicly-traded securities of an entity which holds a casino license or is an entity qualifier, subsidiary or holding company of a casino licensee, to qualify as financial sources. In the past, the CCC has waived the qualification requirement for holders of less than 15.0% of a series of publicly-traded mortgage bonds so long as the bonds remained widely distributed and freely traded in the public market and the holder had no ability to control the casino licensee. The CCC may require holders of less than 15.0% of a series of debt to qualify as financial sources even if not active in the management of the issuer or casino licensee.

Institutional Investors. An institutional investor is defined by the Casino Control Act as any retirement fund administered by a public agency for the exclusive benefit of federal, state or local public employees; any investment company registered under the Investment Company Act of 1940, as amended; any collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency; any closed end investment trust; any chartered or licensed life insurance company or property and casualty insurance company; any banking and other chartered or licensed lending institution; any investment advisor registered under the Investment Advisers Act of 1940, as amended; and such other persons as the CCC may determine for reasons consistent with the policies of the Casino Control Act.

An institutional investor may be granted a waiver by the CCC from financial source or other qualification requirements applicable to a holder of publicly-traded securities, in the absence of a prima facie showing by the DGE that there is any cause to believe that the holder may be found unqualified, on the basis of the CCC’s findings that: (i) its holdings were purchased for investment purposes only and, upon request by the CCC, it files a certified statement to the effect that it has no intention of influencing or affecting the affairs of the issuer, the casino licensee or its holding or intermediary companies; provided, however, that the institutional investor will be permitted to vote on matters put to the vote of the outstanding security holders; and (ii) if (x) the securities are debt securities of a casino licensee’s holding or intermediary companies or another subsidiary company of the casino licensee’s holding or intermediary companies which is related in any way to the financing of the casino licensee and represent either (A) 20.0% or less of the total outstanding debt of the company or (B) 50.0% or less of any issue of outstanding debt of the company, (y) the securities are equity securities and represent less than 10.0% of the equity securities of a casino licensee’s holding or intermediary companies or (z) the securities so held exceed such percentages, upon a showing of good cause. There can be no assurance, however, that the CCC will make such findings or grant such waiver and, in any event, an institutional investor may be required to produce for the CCC or the Antitrust Division of the Department of Justice, upon request, any document or information which bears any relation to such debt or equity securities.

Generally, the CCC requires each institutional holder seeking waiver of qualification to execute a certification to the effect that (i) the holder has reviewed the definition of institutional investor under the Casino Control Act and believes that it meets the definition of institutional investor; (ii) the holder purchased the securities for investment purposes only and holds them in the ordinary course of business; (iii) the holder has no involvement in the business activities of and no intention of influencing or affecting, the affairs of the issuer, the casino licensee or any affiliate; and (iv) if the holder subsequently determines to influence or affect the affairs of the issuer, the casino licensee or any affiliate, it shall provide not less than 30 days’ prior notice of such intent and shall file with the CCC an application for qualification before taking any such action. If an institutional investor changes its investment intent, or if the CCC finds reasonable cause to believe that it may be found unqualified, the institutional investor may take no action with respect to the security holdings, other than to divest itself of such holdings, until it has applied for interim casino authorization and has executed a trust agreement pursuant to such an application. See “Description of Governmental and Gaming Regulations; Interim Casino Authorization.”

Ownership and Transfer of Securities. The Casino Control Act imposes certain restrictions upon the issuance, ownership and transfer of securities of a regulated company and defines the term “security” to include instruments which evidence a direct or indirect beneficial ownership or creditor interest in a regulated company including, but not limited to, mortgages, debentures, security agreements, notes and warrants. Each of Marina Associates, Trump Marina, Inc., THCR Holdings, THCR and TCH is deemed to be a regulated company, and instruments evidencing a beneficial ownership or creditor interest therein, including a partnership interest, are deemed to be the securities of a regulated company.

If the CCC finds that a holder of such securities is not qualified under the Casino Control Act, it has the right to take any remedial action it may deem appropriate, including the right to force divestiture by such disqualified holder of such securities. In the event that certain disqualified holders fail to divest themselves of such securities, the CCC has the power to revoke or suspend the casino license affiliated with the regulated company which issued the securities. If a holder is found unqualified, it is unlawful for the holder (i) to exercise, directly or through any trustee or nominee, any right conferred by such securities or (ii) to receive any dividends or interest upon such securities or any remuneration, in any form, from its affiliated casino licensee for services rendered or otherwise.

With respect to non-publicly-traded securities, the Casino Control Act and regulations of the CCC require that the corporate charter or partnership agreement of a regulated company establish a right in the CCC of prior approval with regard to transfers of securities, shares and other interests and an absolute right in the regulated company to repurchase at the market price or the purchase price, whichever is the lesser, any such security, share or other interest in the event that the CCC disapproves a transfer. With respect to publicly-traded securities, such corporate charter or partnership agreement is required to establish that any such securities of the entity are held subject to the condition that, if a holder thereof is found to be disqualified by the CCC, such holder shall dispose of such securities.

Under the terms of the indentures governing the TCH Notes, if a holder of such notes does not qualify under the Casino Control Act when required to do so, such holder must dispose of its interest in such securities, and the respective issuer or issuers of such securities may redeem the securities at the lesser of the outstanding amount or fair market value.

Interim Casino Authorization. Interim casino authorization is a process that permits a person who enters into a contract to obtain property relating to a casino operation or who obtains publicly-traded securities relating to a casino licensee to close on the contract or own the securities until plenary licensure or qualification. During the period of interim casino authorization, the property relating to the casino operation or the securities is held in trust.

Whenever any person enters into a contract to transfer any property, which relates to an ongoing casino operation, including a security of the casino licensee or a holding or intermediary company or entity qualifier, under circumstances which would require that the transferee obtain licensure or be qualified under the Casino Control Act, and that person is not already licensed or qualified, the transferee is required to apply for interim casino authorization. Furthermore, except as set forth below with respect to publicly-traded securities, the closing or settlement date in the contract at issue may not be earlier than the 121st day after the submission of a complete application for licensure or qualification together with a fully executed trust agreement in a form approved by the CCC. If, after the report of the DGE and a hearing by the CCC, the CCC grants interim authorization, the property will be subject to a trust. If the CCC denies interim authorization, the contract may not close or settle until the CCC makes a determination on the qualifications of the applicant. If the CCC denies qualification, the contract will be terminated for all purposes and there will be no liability on the part of the transferor.

If, as a result of a transfer of publicly-traded securities of a licensee, a holding or intermediary company or entity qualifier of a licensee, or a financing entity of a licensee, any person is required to qualify under the Casino Control Act, that person is required to file an application for licensure or qualification within 30 days after the CCC determines that qualification is required or declines to waive qualification. The application must include a fully executed trust agreement in a form approved by the CCC or, in the alternative, within 120 days after the CCC determines that qualification is required, the person whose qualification is required must divest such securities as the CCC may require in order to remove the need to qualify.

The CCC may grant interim casino authorization where it finds by clear and convincing evidence that: (i) statements of compliance have been issued pursuant to the Casino Control Act; (ii) the casino hotel is an approved hotel in accordance with the Casino Control Act; (iii) the trustee satisfies qualification criteria applicable to key casino employees, except for residency; and (iv) interim operation will best serve the interests of the public.

When the CCC finds the applicant qualified, the trust will terminate. If the CCC denies qualification to a person who has received interim casino authorization, the trustee is required to endeavor, and is authorized, to sell, assign, convey or otherwise dispose of the property subject to the trust to such persons who are licensed or qualified or shall themselves obtain interim casino authorization.

Where the holder of publicly-traded securities is required, in applying for qualification as a financial source or qualifier, to transfer such securities to a trust in application for interim casino authorization and the CCC thereafter orders that the trust become operative: (i) during the time the trust is operative, the holder may not participate in the earnings of the casino hotel or receive any return on its investment or debt security holdings; and (ii) after disposition, if any, of the securities by the trustee, proceeds distributed to the unqualified holder may not exceed the lower of their actual cost to the unqualified holder or their value calculated as if the investment had been made on the date the trust became operative.

Approved Hotel Facilities. The CCC may permit an existing licensee, such as Marina Associates, to increase its casino space if the licensee agrees to add a prescribed number of qualifying sleeping units within two years after the commencement of gaming operations in the additional casino space. However, if the casino licensee does not fulfill such agreement due to conditions within its control, the licensee will be required to close the additional casino space, or any portion thereof that the CCC determines should be closed.

Persons who are parties to the lease for an approved hotel building or who have an agreement to lease a building which may in the judgment of the CCC become an approved hotel building are required to hold a casino license unless the CCC, with the concurrence of the Attorney General of the State of New Jersey, determines that such persons do not have the ability to exercise significant control over the building or the operation of the casino therein.

Lease Agreements. Unless otherwise determined by the CCC, agreements to lease an approved hotel building or the land under the building must be for a term exceeding 30 years, must concern 100% of the entire approved hotel building or the land upon which it is located and must include a buy-out provision conferring upon the lessee the absolute right to purchase the lessor’s entire interest for a fixed sum in the event that the lessor is found by the CCC to be unsuitable.

Agreement for Management of Casino. Each party to an agreement for the management of a casino is required to hold a casino license, and the party who is to manage the casino must own at least 10.0% of all the outstanding equity securities of the casino licensee. Such an agreement shall: (i) provide for the complete management of the casino; (ii) provide for the unrestricted power to direct the casino operations; and (iii) provide for a term long enough to ensure the reasonable continuity, stability and independence and management of the casino.

License Fee. The CCC is authorized to establish annual fees for the renewal of casino licenses. The renewal fee is based upon the cost of maintaining control and regulatory activities prescribed by the Casino Control Act, and may not be less than $200,000 for a five-year casino license. Additionally, casino licensees are subject to potential assessments to fund any annual operating deficits incurred by the CCC or the DGE. There is also an annual license fee of $500 for each slot machine maintained for use or in use in any casino.

Gross Revenue Tax. Each casino licensee is currently required to pay an annual tax of 8.0% on its gross casino revenues. The table below sets forth Marina Associates’ gross revenue tax and license, investigation and other fees and assessments for the years ended December 31, 2004, 2003 and 2002.

Trump Atlantic City Licensee	For the Fiscal Year Ended December 31,	Gross Revenue Tax		License, Investigation and Other Fees and Assessments
($ in millions)
Marina Associates	2004 2003 2002	$ $ $	21.0 20.7 22.5	$ $ $	4.0 4.3 4.8

On July 3, 2002, the State of New Jersey passed the New Jersey Business Tax Reform Act which, among other things, requires the suspension of the use of the New Jersey net operating loss carry forwards for two years and the introduction of a new alternative minimum assessment under the New Jersey corporate business tax based on gross receipts or gross profits.

Investment Alternative Tax Obligation. An investment alternative tax imposed on the gross casino revenues of each licensee in the amount of 2.5% is due and payable on the last day of April following the end of the calendar year. A licensee is obligated to pay the investment alternative tax for a period of 50 years. Estimated payments of the investment alternative tax obligation must be made quarterly in an amount equal to 1.25% of estimated gross revenues for the preceding three-month period. Investment tax credits may be obtained by making qualified investments or by the purchase of bonds issued by the CRDA. Such bonds may have terms as long as 50 years and bear interest at below market rates, resulting in a value lower than the face value of such bonds.

For the first 10 years of its tax obligation, the licensee is entitled to an investment tax credit against the investment alternative tax in an amount equal to twice the purchase price of such bonds issued to the licensee. Thereafter, the licensee (i) is entitled to an investment tax credit in an amount equal to twice the purchase price of such bonds or twice the amount of its investments authorized in lieu of such bond investments or made in projects designated as eligible by the CRDA and (ii) has the option of entering into a contract with the CRDA to have its tax credit comprised of direct investments in approved eligible projects which may not comprise more than 50.0% of its eligible tax credit in any one year.

Minimum Casino Parking Fee. Each casino licensee is required by statute to pay the New Jersey State Treasurer a $3 per day fee for each motor vehicle parked in a parking facility owned or leased by a casino licensee or by any person on behalf of a casino licensee. One half of this amount (or $1.50) is to be paid into a special fund established and held by the New Jersey State Treasurer for the exclusive use of the CRDA. Amounts in the special fund will be expended by the CRDA for eligible projects in the corridor region of Atlantic City related to improving the highways, roads, infrastructure, traffic regulation and public safety of Atlantic City or otherwise necessary or useful to the economic development and redevelopment of Atlantic City in this regard. An additional $1 of such fees received on or after July 1, 2006 shall be used by the CRDA for its purposes pursuant to law including the funding of a $33 million Casino Capital Construction Fund to be used by casino licensees in approved projects for expansion to increase retail space, parking spaces or casino hotel rooms or to create a significant physical amenity or improvement. The CRDA intends to fund such Fund with proceeds from certain bonds to be issued by the CRDA during 2005 and shall make the monies in such Fund available to each casino licensee pro rata on the basis of its adjusted net income tax payments in State fiscal years 2004, 2005 and 2006. Marina Associates currently charges parking patrons $4 in order to make their required payments to the New Jersey State Treasurer and cover related expenses.

Complimentary Services Tax. The State of New Jersey, by statute effective July 1, 2003, imposed a tax at a rate of 4.25% on the value of rooms, food, beverages or entertainment provided by casino licensees to patrons as complimentaries. By amendment to the statute approved August 25, 2004, the State reduced the rate of the tax to 3.1875% for the fiscal year ending June 30, 2007, 2.125% for the fiscal year ending June 30, 2008 and 1.0625% for the fiscal year ending June 30, 2009, after which such tax shall expire.

Casino Profits Tax. On July 1, 2003, the New Jersey Legislature passed a law that increases the taxation on New Jersey casinos. The new law imposes, among other taxes, a profits tax for each of the state fiscal years ended June 30, 2004, 2005 and 2006 based on 7.5% of each casino’s 2002 adjusted net income (defined as net income plus management fees) subject to a minimum annual tax of $350,000 for each casino. As the tax law took effect July 1, 2003, we began to record its effect in its financial statements for the third quarter of 2003. Each of our New Jersey casinos qualifies for the minimum annual tax of $350,000 for each of the three fiscal years.

Atlantic City Fund. The CRDA is required by statute to devote 65% of the investment alternative tax obligation payments it receives from years 26 through 30 of each casino licensee’s obligation and 25% of the payments it receives from years 31 through 35 thereof to the financing of projects in Atlantic City through the Atlantic City Fund. Monies from the Atlantic City Fund shall be expended by the CRDA for economic development projects that foster the redevelopment of Atlantic City, including casino hotel related projects to revitalize the boardwalk. The twenty-sixth year of Marina Associates’ obligations will commence in June 2012.

Boardwalk Revitalization Program. The CRDA, during 2005, established a boardwalk revitalization program in Atlantic City to be funded with the approximately $98 million in proceeds from certain bonds to be issued by the CRDA during 2005 on the basis of certain agreements between it and each of the twelve Atlantic City casino licensees, including Marina Associates. Half of the proceeds shall be used for eligible boardwalk revitalization projects designated or directed by the CRDA in its sole discretion. The other half of the proceeds shall be allocated by the CRDA on a pro rata basis for eligible boardwalk revitalization or economic development projects selected by or in geographic proximity to the casino hotel facility of each participating casino licensee. In support of the program, each Atlantic City casino licensee, including Marina Associates, has agreed to commit a certain additional parking fee charges and certain of its future Atlantic City Fund obligation payments (except the recently opened Borgata, which will have no Atlantic City Fund obligation until 2029) to provide debt service coverage and additional security for such bonds.

Commencing July 1, 2006 and until the final maturity of the twenty-year bonds, each casino licensee has agreed to charge its patrons another dollar in addition to the statutory $3 per car per day parking fee, remit such additional fees to the CRDA and pledge same as additional security for and repayment of the bonds. Any portion of the additional fees not needed for debt service each year shall be released back to the CRDA and distributed pro rata in cash to each participating casino licensee. In addition, each casino licensee has agreed to donate its future 2011 through 2018 investment alternative tax obligation payments devoted to the Atlantic City Fund to be used by the CRDA as additional security for and repayment of the bonds. Any portion of the donation not needed for debt service each year shall be released back to the CRDA and returned pro rata to the Atlantic City Fund account of each participating casino licensee. Each casino licensee shall also be paid in cash an amount equal to 40% of any portion of its donation actually used for any such debt service payment.

Conservatorship. If, at any time, it is determined that any licensee or any other entity qualifier has violated the Casino Control Act or that any of such entities cannot meet the qualification requirements of the Casino Control Act, such entity could be subject to fines or the suspension or revocation of its license or qualification. If a casino license is suspended for a period in excess of 120 days or is revoked, or if the CCC fails or refuses to renew such casino license, the CCC could appoint a conservator to operate and dispose of such licensee’s casino hotel facilities. A conservator would be vested with title to all property of such licensee relating to the casino and the approved hotel subject to valid liens and/or encumbrances. The conservator would be required to act under the direct supervision of the CCC and would be charged with the duty of conserving, preserving and, if permitted, continuing the operation of the casino hotel. During the period of the conservatorship, a former or suspended casino licensee is entitled to a fair rate of return out of net earnings, if any, on the property retained by the conservator. The CCC may also discontinue any conservatorship action and direct the conservator to take such steps as are necessary to effect an orderly transfer of the property of a former or suspended casino licensee. Such events could result in an event of default under the terms of the indentures governing the TCH Notes.

NJSEA Subsidy Agreement. On April 12, 2004, the twelve Atlantic City casinos, including Marina Associates, executed an agreement with the New Jersey Sports & Exposition Authority (“NJSEA”) and the CRDA (the “NJSEA Subsidy Agreement”). The NJSEA Subsidy Agreement provides that the casinos, pro rata according to their gross revenues, shall: (1) pay $34 million to the NJSEA in cash in four yearly payments through October 15, 2007 and donate $52 million to the NJSEA from the regular payment of their CRDA obligations for use by the NJSEA through 2008 to enhance purses, fund breeders awards and establish account wagering at New Jersey horse racing tracks; and (2) donate $10 million from the regular payment of their CRDA obligations for use by the CRDA as grants to such other North Jersey projects as the CRDA shall determine. The donation of $62 million of CRDA obligations is conditioned upon the timely enactment and funding of the Casino Expansion Fund Act, which was enacted effective August 25, 2004 and established the Atlantic City Expansion Fund. The Act further identifies the casino hotel room occupancy fee as its funding source and directs the CRDA to provide the Fund with $62 million and make that amount available, on a pro rata basis, to each casino licensee for investment. By statute, as amended as of January 26, 2005, such funds shall be invested in eligible projects in Atlantic City which, if approved by the CRDA by August 25, 2006, add hotel rooms, retail, dining or non-gaming entertainment venues or other non-gaming amenities including, in certain circumstances, parking spaces or, if approved thereafter, additional hotel rooms.

The NJSEA Subsidy Agreement further provides for a moratorium until January 2009 on the “conduct” of casino gaming at any New Jersey racetrack (unless casinos controlling a majority of the hotel rooms operated by the casinos in Atlantic City otherwise agree), and a moratorium until January 2006 on the “authorization” of casino gaming at any New Jersey racetrack. Violation of the moratorium terminates the NJSEA Subsidy Agreement and all further payment obligations to the NJSEA and requires the NJSEA to return all undistributed cash to the casinos and the CRDA to return all undistributed donated investment alternative tax obligation payments to the casinos.

Qualification of Employees. Certain of our employees must be licensed by or registered with the CCC, depending on the nature of the position held. Casino employees are subject to more stringent requirements than non-casino employees and must meet applicable standards pertaining to financial stability, integrity and responsibility, good character, honesty and integrity, business ability and casino experience and New Jersey residency. These requirements have resulted in significant competition among Atlantic City casino operators for the services of qualified employees.

Gaming Credit. The casino games at Trump Marina are conducted on a credit as well as cash basis. Gaming debts arising in Atlantic City in accordance with applicable regulations are enforceable in the courts of the state of New Jersey. The extension of gaming credit is subject to regulations that detail procedures which casinos must follow when granting gaming credit and recording counter checks which have been exchanged, redeemed or consolidated. Gaming credit may not be collectible in foreign countries.

Control Procedures. Gaming at Trump Marina is conducted by trained and supervised personnel. We employ extensive security and internal controls. Security checks are made to determine, among other matters, that job applicants for key positions have had no criminal history or associations. Security controls utilized by the surveillance department include closed circuit video cameras to monitor the casino floor and money counting areas. The count of moneys from gaming also is observed daily by representatives of the CCC.

Indiana Gaming Regulations

Indiana Gaming Commission. The ownership and operation of riverboat gaming operations in Indiana are subject to strict state regulation under the Riverboat Gambling Act and the administrative rules promulgated thereunder. Under the Riverboat Gambling Act, all games typically available in Atlantic City casinos are permitted on Trump Indiana. The riverboat casinos in Indiana are permitted to stay open 24 hours per day, 365 days per year and to extend credit and accept credit cards with no loss or wagering limits. The Indiana Gaming Commission (the “IGC”) is empowered to administer, regulate and enforce the system of riverboat gaming established under the Riverboat Gambling Act and has jurisdiction and supervision over all riverboat gaming operations in Indiana, as well as all persons on riverboats where gaming operations are conducted. The IGC is empowered to regulate a wide variety of gaming and non-gaming related activities, including the licensing of suppliers to, and employees at, riverboat gaming operations and to approve the form of ownership and financial structure of not only riverboat owner and supplier licensees, but also their entity qualifiers and intermediary and holding companies. The IGC has adopted certain final rules and has published others in proposed or draft form which have proceeded through the review and final adoption process. The IGC also has indicated its intent to publish additional proposed rules in the future. The IGC has broad rulemaking power, and it is impossible to predict what effect, if any, the amendment of existing rules or the finalization of currently proposed rules might have on the operations of Trump Indiana or TCH. The following reflects both adopted and proposed regulations. Further, the Indiana General Assembly has the power to promulgate new laws and implement amendments to the Riverboat Gambling Act, which could materially affect the operations or economic viability of the gaming industry in Indiana.

Riverboat Owner’s License. The operation of a gaming riverboat in Indiana is subject to the Riverboat Gambling Act and the administrative rules promulgated thereunder. In June 1996, the IGC granted Trump Indiana, Inc. a riverboat owner’s license, which in June 2004 was renewed to June 2005. We have timely filed an application with the IGC to renew our riverboat owner’s license. Although we believe the IGC will renew the license, no assurance can be given, as to such renewal or as to what license conditions, if any, may be imposed by the IGC in connection with such renewal.

Transfer of Riverboat Owner’s License. Pursuant to IGC proposed rules, an ownership interest in a riverboat owner’s license shall not be transferred unless the transfer complies with applicable rules, and no riverboat gaming operation may operate unless the appropriate licenses and approvals are obtained from the IGC. Under current Indiana law, a maximum of 10 riverboat owner’s licenses may be in effect at any given time. In 2003, the State of Indiana passed legislation that allows a person or entity to own up to 100.0% in no more than two riverboat licenses. Previously, a person or entity could simultaneously own up to 100.0% in one riverboat owner’s license and no more than 10.0% in a second riverboat owner’s license.

A riverboat owner’s licensee must possess a level of skill, experience or knowledge necessary to conduct a riverboat gaming operation that will have a positive economic impact on the host site, as well as the entire State of Indiana. Additional representative, but not exclusive, qualification criteria with respect to the holder of a riverboat owner’s license include character, reputation, financial integrity, the facilities or proposed facilities for the conduct of riverboat gaming including related non-gaming projects such as hotel development, and the good faith affirmative action plan to recruit, train and upgrade minorities and women in all employment classifications. The IGC shall require persons holding riverboat owner’s licenses to adopt policies concerning the preferential hiring of residents of the city in which the riverboat docks for riverboat jobs. The IGC has broad discretion in regard to the issuance, renewal, revocation and suspension of licenses and approvals, and the IGC is empowered to regulate a wide variety of gaming and non-gaming related activities, including the licensing of suppliers to, and employees at, riverboat gaming operations, and to approve the form of ownership and financial structure of not only riverboat owner and supplier licensees, but also their subsidiaries and affiliates.

A riverboat owner’s licensee or any other person may not lease, hypothecate, borrow money against or loan money against a riverboat owner’s license. An ownership interest in a riverboat owner’s license may only be transferred in accordance with the regulations promulgated under the Riverboat Gambling Act. An applicant for the approval of a transfer of a riverboat owner’s license must comply with application procedures prescribed by the IGC, present evidence that it meets or possesses the standards, qualifications and other criteria under Indiana gaming laws, that it meets all requirements for a riverboat owner’s license, and that it pay an investigative fee in the amount of $50,000 with the application. If the IGC denies the application to transfer an ownership interest, it shall issue notice of denial to the applicant, and, unless specifically stated to the contrary, a notice of denial of an application for transfer shall not constitute a finding that the applicant is not suitable for licensure. A person who is served with notice of denial under this rule may request an administrative hearing.

Control Persons and Operational Matters. The IGC has implemented strict regulations with respect to the suitability of the riverboat owner’s licensee, their key personnel and their employees similar to the regulations and precedent of the CCC. The IGC utilizes a “class-based” licensing structure that subjects all individuals associated with Trump Indiana, Inc. to varying degrees of background investigations. Likewise, comprehensive security measures, including video surveillance by both random and fixed cameras, are required in the casino and money counting areas. Additionally, the IGC has delineated procedures for the reconciliation of the daily revenues and tax remittance to the state as further detailed below.

Tax. Under Indiana gaming law, a tax is imposed on admissions to gaming excursions. In June 2002, the Indiana legislature enacted legislation which changed the admissions tax rate from $3.00 per person per cruise to $3.00 per person. Likewise, in June 2002, the Indiana legislature enacted legislation which increased the admissions tax rate from $3.00 per person to $4.00 per person in a county that contains a historic hotel district (e.g. Orange County). This admission tax is imposed upon the riverboat owner’s licensee conducting the gaming excursion on a per-person basis without regard to the actual fee paid by the person using the ticket, with the exception that no tax shall be paid by admittees who are actual and necessary officials, employees of the licensee or other persons actually working on the riverboat. The IGC may suspend or revoke the license of a riverboat owner’s licensee that does not submit the payment or the tax return form regarding admission tax within the required time established by the IGC. Since Trump Indiana shares its berthing site with Majestic Star, the IGC authorized us to operate a joint turnstile. Trump Indiana and Majestic Star are each responsible to pay one-half of the admissions tax owed for guests using the joint turnstile.

A tax is imposed on the adjusted gross receipts received from gaming authorized under the Riverboat Gambling Act. Effective July 1, 2002, legislation increased the tax rate from 20.0% to 22.5%. Adjusted gross receipts is defined as the total of all cash and property (including checks received by a licensee), whether collected or not, received by a licensee from gaming operations less the total of all cash paid out as winnings to patrons including a provision for uncollectible gaming receivables as is further set forth in the Riverboat Gambling Act. In July 2003, the State of Indiana assessed a retroactive tax on Indiana riverboat gaming revenues for the period from July 1, 2002 to June 30, 2003. Trump Indiana recorded $1.9 million in 2003 for this retroactive adjustment.

Pursuant to the legislation passed in June 2002, casinos are permitted to convert to dockside operations, or “flexible scheduling.” If a casino elects to become a dockside operation, the gaming tax structure changes from a flat rate of 22.5% to a graduated scale as follows:

•	15% on gaming revenue from $0 to $25 million based on the state’s fiscal year (July 1-June 30);

•	20% on gaming revenue over $25 million but not exceeding $50 million;

•	25% on gaming revenue over $50 million but not exceeding $75 million;

•	30% on gaming revenue over $75 million but not exceeding $150 million; and

•	35% on gaming revenue over $150 million.

Further, if gambling operations are converted to dockside operations, the gaming tax liability must be calculated from June 30, 2002 instead of the time upon which dockside operations was actually implemented.

All riverboat casinos in Indiana, including Trump Indiana, converted their operations from cruising to dockside in August 2002.

The impact of the increase in the gaming tax rate in Indiana was partially mitigated by a change in the methodology for determining the amount of admission tax payable by gaming patrons, which changes from charging the tax per patron per cruise to a single per admission charge per patron.

The legislation passed in June 2002 also created the Indiana Department of Gaming Research and each riverboat and racetrack is required to pay a $25,000 annual fee to fund this department.

In addition to the Indiana tax requirements, a similar payment on adjusted gross receipts is payable to the City of Gary at a rate of 4.0% pursuant to the development agreement between Trump Indiana, Inc. and the City of Gary.

Restricted Transactions. Under proposed IGC rules, no riverboat owner’s licensee or riverboat license applicant may enter into or perform any contract or transaction in which it transfers or receives consideration that is not commercially reasonable or that does not reflect the fair market value of the goods or services rendered or received as determined at the time the contract is executed. Any contract entered into by a riverboat licensee or riverboat license applicant that exceeds the total dollar amount of $50,000 shall be a written contract. A riverboat license applicant means an applicant for a riverboat owner’s license that has been issued a certificate of suitability.

Pursuant to IGC’s proposed rules, riverboat licensees and riverboat license applicants must submit an internal control procedure regarding purchasing transactions which must contain provisions regarding ethical standards, compliance with state and federal laws, and prohibitions on the acceptance of gifts and gratuities by purchasing and contracting personnel from suppliers of goods or services. The proposed rules also require any riverboat licensee or applicant to submit any contract, transaction, or series of transactions greater than $500,000 in any twelve-month period to the IGC within 10 days of the execution, and to submit a summary of all contracts or transactions greater than $50,000 in any 12-month period on a quarterly basis. The proposed rules provide that contracts submitted to the IGC are not submitted for approval by the IGC, but grant the IGC authority to cancel or terminate any contract not in compliance with Indiana law and the IGC rules.

A riverboat licensee or affiliate may not enter into a debt transaction in excess of $1 million without the prior approval of the IGC. A debt transaction is any transaction that will result in the encumbrance of assets. Unless waived, approval of debt transactions requires consideration by the IGC at two business meetings.

Finance. Pursuant to IGC rules, any person (other than an institutional investor) acquiring 5.0% or more of any class of voting securities of a publicly-traded corporation that owns a riverboat owner’s license or 5.0% or more of the beneficial interest in a riverboat licensee, directly or indirectly, through any class of the voting securities of any holding or intermediary company of a riverboat licensee shall apply to the IGC for a finding of suitability within 45 days after acquiring the securities. Each institutional investor who, individually or in association with others, acquires, directly or indirectly, 5.0% or more of any class of voting securities of a publicly-traded corporation that owns a riverboat owner’s license or 5.0% or more of the beneficial interest in a riverboat licensee through any class of the voting securities of any holding or intermediary company of a riverboat licensee shall notify the IGC within 10 days after the institutional investor acquires the securities and shall provide additional information and may be subject to a finding of suitability as required by the IGC.

Under IGC rules, an institutional investor who would otherwise be subject to a suitability finding shall, within 45 days after acquiring the interests, submit the following information: (i) A description of the institutional investor’s business and a statement as to why the institutional investor is within the definition of institutional investor under Indiana gaming rule requirements; (ii) a certification made under oath and the penalty of perjury that the voting securities were acquired and are held for investment purposes only and were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the board of directors, any change in the corporate charter, bylaws, management, policies, or operations of a riverboat licensee, supplier licensee, or affiliate. The signatory shall also explain the basis of his or her authority to sign the certification and to bind the institutional investor to its terms. The certification shall also provide that the institutional investor is bound by and shall comply with the Riverboat Gambling Act and the Indiana gaming rule requirements, is subject to the jurisdiction of the courts of Indiana, and consents to Indiana as the choice of forum in the event any dispute, question, or controversy arises regarding the application of this rule; (iii) the name, address, telephone number, and Social Security number of the officers and directors, or their equivalent, of the institutional investor as well as those persons who have direct control over the institutional investors’ holdings of voting securities of the riverboat licensee, riverboat license applicant, supplier licensee, or affiliate; (iv) the name, address, telephone number, and Social Security number or federal tax identification number of each person who has the power to direct or control the institutional investor’s exercise of its voting rights as a holder of voting securities of the riverboat licensee, riverboat license applicant, supplier licensee, or affiliate; (v) the name of each person who beneficially owns five percent (5%) or more of the institutional investor’s voting securities or other equivalent; (vi) a list of the institutional investor’s affiliates; (vii) a list of all securities of the riverboat licensee, riverboat license applicant, or supplier licensee that are or were, directly or indirectly, beneficially owned by the institutional investor or its affiliates within the preceding one (1) year period, setting forth a description of the securities, the amount of the securities, and the date of the acquisition, sale, or both; (viii) a list of all regulatory agencies with which the institutional investor or any affiliate that beneficially owns voting securities of the riverboat licensee, supplier licensee, or affiliate files periodic reports, and the name, address, and telephone number of the person, if known, to contact at each agency regarding the institutional investor; (ix) a disclosure of all criminal sanctions imposed during the preceding ten (10) years. A disclosure of all regulatory sanctions imposed during the preceding ten (10) years and of any administrative or court proceedings filed by any regulatory agency in the preceding five (5) years against the institutional investor, its affiliates, any current officer or director, or any former officer or director whose tenure ended within the preceding twelve (12) months; (x) a copy of any filing made under 15 U.S.C. 18a with respect to the acquisition or proposed acquisition of voting securities of the riverboat or supplier licensee or affiliate; and (xi) any additional information the commission may request to ensure compliance with the Act and this title.

Each institutional investor who, individually or in association with others, acquires, directly or indirectly, the beneficial ownership of 15.0% or more of any class of voting securities of a publicly-traded corporation that owns a riverboat owner’s license or 15.0% or more of the beneficial interest in a riverboat licensee through any class of voting securities of any holding company or intermediary company of a riverboat licensee shall apply to the IGC for a finding of suitability within 45 days after acquiring the securities.

Under IGC rules, an institutional investor means any of the following: (i) a retirement fund administered by a public agency for the exclusive benefit of federal, state, or local public employees; (ii) an investment company registered under the Investment Company Act of 1940, as amended; (iii) a collective investment trust organized by banks under Part 9 of the Rules of the Comptroller of the Currency; (iv) a closed end investment trust; (v) a chartered or licensed life insurance company or property and casualty insurance company; (vi) a banking, chartered or licensed lending institution; (vii) an investment adviser registered under the Investment Advisers Act of 1940, as amended; and (viii) any other entity the IGC determines constitutes an institutional investor. The IGC may in the future promulgate regulations with respect to the qualification of other financial backers, mortgagees, bondholders, holders of indentures, or other financial contributors.

Minority and Women Business Participation. The Riverboat Gambling Act places special emphasis on minority and women business enterprise participation in the riverboat industry. Pursuant to the Riverboat Gambling Act, the IGC must establish annual goals requiring riverboat licensees to utilize minority and women’s business enterprises in their operations. The goals must be derived from a statistical analysis of utilization study of licensee and operating agent contracts for goods and services that are requiring to be updated every five (5) years. Currently, the IGC requires riverboat licensees to expend 10.0% of the total dollars spent on the majority of goods and services with minority business enterprises and 5.0% with women business enterprises. These percentage requirements are subject to annual review and change.

Pursuant to the Riverboat Gambling Act, a riverboat licensee must submit annual reports to the IGC regarding that licensees’ minority and women’s business enterprise practices including the following information: (i) the total dollar value of contracts awarded for goods or services and the percentage awarded to minority and women’s business enterprises; and (ii) the name, address, and total dollar amount of each minority business enterprise or women’s business enterprise awarded a contract for goods or services.

Riverboat licensees may be subject to a disciplinary action for failure to meet the minority and women business enterprise expenditure goals or failure to meet the annual reporting requirements.

Indiana Gaming Commission Action. All licensees subject to the jurisdiction of the IGC have a continuing duty to maintain suitability for licensure and a duty to notify the IGC of any material change in the suitability for licensure. The IGC may initiate an investigation or disciplinary action or both against a licensee whom the commission has reason to believe is not maintaining suitability for licensure, is not complying with licensure conditions, and/or is not complying with Indiana gaming laws or regulations. The IGC may suspend, revoke, restrict, or place conditions on the license of a licensee; require the removal of a licensee or an employee of a licensee; impose a civil penalty or take any other action deemed necessary by the IGC to insure compliance with Indiana gaming laws.

Other Laws and Regulations

Clean Water Regulations

Operation of Trump Indiana must be in compliance with applicable state and federal environmental requirements, including the Federal Water Pollution Control Act, the Oil Pollution Act of 1990, the Refuse Act and the Comprehensive Environmental Response, Compensation and Liability Act, as amended.

The Federal Water Pollution Control Act, the Oil Pollution Act of 1990, the Refuse Act and the Comprehensive Environmental Response, Compensation and Liability Act establish an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and releases of hazardous substances and other pollutants, and affect all owners and operators whose vessels operate in United States waters, which include the Great Lakes. The Oil Pollution Act of 1990 requires vessel owners and operators to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the act. U.S. Coast Guard regulations also implement the financial responsibility requirements of the Comprehensive Environmental Response, Compensation and Liability Act by requiring evidence of financial responsibility, in addition to any required under the Oil Pollution Act of 1990. THCR and Trump Indiana, Inc. have obtained insurance coverage and a Certificate of Financial Responsibility as required by the Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act. However, in the case of a catastrophic spill or a spill in a sensitive environment, there can be no assurance that such occurrence would not result in liability in excess of the insurance coverage.

Treasury Regulations

The United States Department of the Treasury has adopted regulations pursuant to which a casino is required to file a report of each deposit, withdrawal, exchange of currency, gambling tokens or chips, or other payments or transfers by, through or to such casino which involves a transaction in currency of more than $10,000 per patron, per gaming day. Such reports are required to be made on forms prescribed by the Secretary of the Treasury and are filed with the Commissioner of the Internal Revenue Service. In addition, we are required to maintain detailed records (including the names, addresses, social security numbers and other information with respect to its gaming customers) dealing with, among other items, the deposit and withdrawal of funds and the maintenance of a line of credit.

In the past, the Internal Revenue Service had taken the position that winnings from table games by nonresident aliens were subject to a 30.0% withholding tax. The Internal Revenue Service, however, subsequently adopted a practice of not collecting such tax. Recently enacted legislation exempts from withholding tax table game winnings by nonresident aliens, unless the Secretary of the Treasury determines by regulation that such collections have become administratively feasible.

We have adopted the following internal control procedures to increase compliance with these Treasury regulations: (i) computer exception reporting; (ii) establishment of a committee to review currency transaction report transactions and reporting which consists of executives from the Casino Operations, Marketing and Administration Departments; (iii) internal audit testing of compliance with the Treasury regulations; (iv) training for all new and existing employees in compliance with the Treasury regulations; and (v) a disciplinary program for employee violations of the policy.

Other Regulations

Trump Indiana is located near protected wetlands which could subject us to obligations or liabilities in connection with wetlands mitigation or protection.

We are subject to other federal, state and local regulations and, on a periodic basis, must obtain various licenses and permits, including those required to sell alcoholic beverages. We believe all required licenses and permits necessary to conduct our business have been obtained for operations in the States of New Jersey and Indiana.

We expect to be subject to similar rigorous regulatory standards in each other jurisdiction in which it seeks to conduct gaming operations. There can be no assurance that regulations adopted, permits required or taxes imposed by other jurisdictions will permit profitable operations by TCH in those jurisdictions.

In addition, the Federal Merchant Marine Act of 1936 and the Federal Shipping Act of 1916 and the applicable regulations thereunder require, among other things, that 75.0% of the outstanding stock and voting power of any entity owning or operating a vessel in the United States coastwise trade, which includes the Great Lakes, must be beneficially owned and controlled by citizens of the United States, as defined therein. During any period when more than 25.0% of the outstanding capital stock and voting power of THCR is owned and controlled by persons who are not citizens of the United States, the vessel would be ineligible to operate in the Great Lakes, which could adversely affect our business, financial condition and results of operations.